January 28, 2020

VIA EDGAR
Aamira Chaudhry & Robert Shapiro
Division of Corporation Finance
Office of Trade and Services
Securities and Exchange Commission
Washington, D.C. 20549

Re: Andersons, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 27, 2019
File No. 000-20557

Dear Ms. Chaudhry and Mr. Shapiro:
This letter responds to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on The Andersons, Inc. (herein referred to as “we,” the “Company,” or “Andersons”) Form 10-K for the fiscal year ended December 31, 2018, communicated in your letter dated December 23, 2019. We have repeated your comments below followed by our response.
Form 10-K for the Fiscal Year Ended December 31, 2018
Item 8. Financial Statements and Supplementary Data Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies Marketing Agreement, page 47

1.
Please tell us and disclose in further detail the nature of your role and responsibilities with regards to the lease and marketing agreement with Cargill, and the performance obligations to be satisfied in the income sharing arrangement disclosed on page 47. Please explain your accounting for this agreement and your consideration of whether this is collaborative arrangement.

Background
With respect to the lease and marketing agreements with Cargill, the amount of profit-sharing recognized as a reduction of revenues was $0.2 million, $3.7 million and $2.1 million for the years ended December 31, 2018, 2017 and 2016, respectively. There was no outstanding liability to Cargill as of December 31, 2018 and $3.3 million was accrued as of December 31, 2017. While these amounts were not material to our previously filed financial statements, the following discussion provides further detail to the nature of our role and responsibilities under these agreements.

Lease Agreement

On June 1, 2008 we entered into an amended and restated agreement with Cargill to lease two Toledo, Ohio area grain handling facilities (the “Leased Facilities”) for a term of five years in exchange for a fixed annual rental fee. This lease agreement was subsequently amended on June 1, 2013 and June 1, 2018 with each amendment extending the term of the lease for an additional five years. As such, the current lease agreement is effective until May 31, 2023.

In addition to the Lease Facilities, we also own two separate grain handling facilities in the Toledo, Ohio area (the “Owned Facilities”). The Lease Facilities and the Owned Facilities are collectively referred to as the “Grain Facilities.”

Marketing Agreement

On June 1, 2008, the same day as the Lease Agreement, we entered into an amended and restated Marketing Agreement with Cargill, which provides the terms under which The Andersons operates the Grain Facilities. The Marketing Agreement was also amended and restated on June 1, 2013 and June 1, 2018 in conjunction with the amendments to the Lease Agreement as described above. The Marketing Agreement is co-terminus with the Lease Agreement.

Pursuant to the Marketing Agreement, we use our best efforts to maximize the throughput of grain at the Grain Facilities by purchasing it from third-party producers and subsequently selling it to our customers. Cargill has the right of first refusal to purchase the grain being sold from the Grain Facilities at the then-current market price. However, based on our past history, a portion of the grain is sold to independent third-party customers. Further, the Marketing Agreement merely sets forth the terms and conditions that will govern future purchase orders between us and Cargill but does not, by itself, create enforceable rights and obligations (i.e., Cargill has no obligation to purchase grain from us and we have no obligation to supply grain to Cargill). The enforceable rights and obligations are only created once a purchase order is received specifying, among other things, the product type, quantity, and price.

In addition, the Marketing Agreement contains a profit-sharing provision whereby cumulative earnings before taxes (“EBT”), as defined within the agreement, generated from the Grain Facilities will be shared based upon contractually-specified formulas. Specifically:

1.
If actual cumulative EBT from the Grain Facilities at the end of the 5-year term exceeds $19.0 million, Cargill is entitled to receive 50% of the excess EBT. This would result in a payment from The Andersons to Cargill.

2.
If actual cumulative EBT from the Grain Facilities at the end of the 5-year term is less than $19.0 million, but more than the threshold cumulative EBT of $12.0 million, no payments are exchanged between Cargill and The Andersons.

3.
If actual cumulative EBT from the Grain Facilities at the end of the 5-year term is less than the $12.0 million threshold, The Andersons is entitled to receive 50% of the deficit between (1) the actual cumulative EBT and (2) $12.0 million, subject to a $2.0 million maximum exposure for Cargill. This would result in a payment from Cargill to The Andersons, never to exceed $2.0 million.

While the ultimate resolution of the profit-sharing occurs at the end of the 5-year term, provisional distributions are made at the end of each contract year based on actual cumulative EBT through such date as compared to annualized target thresholds.

Accounting Policy

We have determined that both the Lease Agreement and the Marketing Agreement (together, the “Cargill Agreement”) should be combined into a single contract for accounting purposes given that both were entered into on the same date, they are co-terminus, and the contracts were negotiated together with a single commercial objective. The Cargill Agreement includes a lease component, consisting of our right to use the Leased Facilities, and a revenue component, consisting of the payments made pursuant to the profit-sharing provision of the Marketing Agreement, as explained in further detail.

We account for the lease component in accordance with ASC 840 (before the adoption of ASU 2016-02) and ASC 842 (after the adoption of ASU 2016-02, effective January 1, 2019). As such, before the adoption of ASU 2016-02, annual lease payments made to Cargill were recognized as lease expense within Operating, administrative, and general expenses as the Company concluded that the Leased Facilities should be classified as operating leases. Upon adoption of ASU 2016-02, the Company recognized a right of use asset and a corresponding lease liability equal to the present value of the remaining minimum lease payments owed to Cargill as of the effective date.

We account for the revenue component of the contract by recognizing the amount owed to Cargill as a reduction of revenue. Although the revenue transactions that are subject to the profit-sharing calculation under the Marketing Agreement are accounted for outside the scope of ASC 606 (as explained further below), we believe that the presentation of the profit-sharing payment as a reduction of revenue is appropriate based on the “payments to a customer” guidance in ASC 606 given the fact that Cargill is our customer. In addition, we have concluded that the lease component of the Cargill Agreement is at market and therefore the entire profit-sharing payment should be allocated to the “revenue component” of the Cargill Agreement.

Importantly, because the Marketing Agreement does not create enforceable rights and obligations, we do not account for it as a revenue contract until a firm purchase order is received (either from Cargill or another customer). Further, as noted in the 2018 Form 10-K, contracts for the sale of commodities, including those related to sales of grain from the Grain Facilities, are derivatives under ASC 815 and therefore, are accounted for outside the scope of ASC 606. As such, we recognize revenue when the contracts are settled, which generally occurs upon shipment or delivery of the product. However, given that the ultimate pricing of the sales of grain from the Grain Facilities is influenced by the variability created by the Marketing Agreement, we account for the profit-share payments as a reduction of revenues over the term of the Cargill Agreement. That is, upon settlement of a derivative contract, the amount of revenue that we recognize is equal to the contractually stated price less the amount that is owed to Cargill under the profit-sharing provision for that sale. Simultaneously, we accrue a corresponding liability for the amount that is owed to Cargill.

Collaborative Arrangements
The Company has also considered whether the Cargill Agreement should be considered a collaborative arrangement under ASC 808-10. A collaborative arrangement is a contractual agreement between two or more parties that participate in joint operating activities. In addition, for a contractual agreement to meet the definition of a collaborative arrangement, all parties must:

1.	Actively participate in the joint operating activities, and

2.	Be exposed to significant risks and rewards that depend on the commercial success of the endeavor.

Further, for a collaborative arrangement to exist, the parties must conduct their joint activities primarily outside of a legal entity.

Pursuant to the Marketing Agreement, Cargill is able to participate in an advisory capacity in the joint operating activities of the Grain Facilities and does not actively participate in the joint operating activities. Further, Cargill is not exposed to significant risks and rewards of the endeavor. Specifically, the amount that Cargill may be required to pay us under the profit-sharing provision of the Marketing Agreement is capped at $0.4 million per year ($2.0 million over the term of the agreement) whereas there is no cap on the amount of economic losses that we are exposed to from the operations of the Grain Facilities. In addition, as described above, we have concluded that the Cargill Agreement contains two components, each of which is addressed by separate ASC topics. That is, the minimum lease payments made to Cargill are within the scope of ASC 840/842 and the profit-sharing payments made to or received from Cargill are accounted for as payments to a customer under ASC 606. Therefore, we do not believe that there are any additional components that would be within the scope of ASC 808.

Disclosure Consideration
Finally, we have reconsidered our current disclosures related to these agreements. As noted in the opening paragraph above, the amounts recognized related to profit-sharing are recorded within revenues and the outstanding liabilities were not material for any of the periods within this filing and, as such, no additional disclosure was deemed necessary. However, the Company proposes to supplement its disclosures in future filings to describe that the amounts recognized under the profit-sharing arrangement are presented as a reduction of revenue in our Consolidated Statements of Operations.

Notes to Consolidated Financial Statements Note 13. Related Party Transactions
Equity Method Investments, page 78

2.
We note that you have a management agreement with each of the TAAE, TACE and the TAME LLCs (LLCs). As part of these agreements, the Ethanol Group runs the day-to- day operations of the plants, provide all administrative functions and risk management services, and lease grain facilities to two of the entities. The agreements with each of the LLCs provide you the exclusive right to act as supplier for 100% of the corn used by the LLCs in the production of ethanol. You also have marketing agreements with each of the ethanol LLCs in which you purchase most, if not all, of the ethanol produced by the LLCs at the same price they will resell the ethanol to external customers and receive a fee per gallon sold. Lastly, under corn oil marketing agreements with the LLCs, you market the distiller dried grains (DDG) and corn oil for a fee on units sold. Please provide us your analysis of the consideration of the LLCs as variable interest entities (VIEs) and determination of the primary beneficiary for consolidation. Refer to the VIE guidance in ASC 810-10-25 in your response.

Background
As of December 31, 2018, the Company held a 55% interest in The Andersons Albion Ethanol LLC (“TAAE”), a 39% interest in The Andersons Clymers Ethanol LLC (“TACE”) and a 33% interest in The Andersons Marathon Ethanol LLC (“TAME”). Each of these entities were formed and commenced operations between 2005 and 2008. The previously identified operating ethanol LLC investments are accounted for using the equity method of accounting and are each separate individual legal limited liability companies (LLCs) that are co-owned with Marathon Renewable Fuels Corp (“Marathon”). Each of the LLCs is governed by an operating agreement entered into by all of its equity investors and each cannot be amended without a supermajority vote of roughly 66% of all membership units.
Additionally, each LLC has separate origination and marketing agreements which are consistent between TAAE, TACE and TAME.

Variable Interest Entity Considerations
Each LLC is a separate legal entity that is not exempt from consideration under the voting interest or VIE model and in which the company has a significant variable interest. Therefore, we first analyzed whether each LLC represents a VIE in accordance with ASC 810-10-15-14 as follows:
In evaluating the criteria within ASC 810-10-15-14, we have determined the following (codification guidance in italics):

a.
The total equity investment at risk is sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

Company analysis: The LLCs have sufficient equity to finance their activities and any debt is not guaranteed by any parties, including equity holders.

b.	As a group the holders of the equity investment at risk lack any one of the following three characteristics:

1.	The power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance.

i.	For limited partnerships, partners lack that power if neither (01) nor (02) below exists.

.
A simple majority or lower threshold of limited partners (including a single limited partner) with equity at risk is able to exercise substantive kick-out rights (according to their voting interest entity definition) through voting interests over the general partner(s).

.	Limited partners with equity at risk are able to exercise substantive participating rights (according to their voting interest entity definition) over the general partner(s).
For purposes of (01) and (02) above, evaluation of the substantiveness of participating rights and kick-out rights shall be based on the guidance included in paragraphs 810-10-25-2 through 25-14C.

2.	The obligation to absorb the expected losses of the legal entity.

3.	The right to receive the expected residual returns of the legal entity.

If interests other than the equity investment at risk provide the holders of that investment with these characteristics or if interests other than the equity investment at risk prevent the equity holders from having these characteristics, the entity is a VIE.

Company analysis - As stated in the Background, the LLCs were formed as limited liability companies, which are specifically mentioned as a type of legal entity that may be similar to a limited partnership. However, determining whether the LLCs have governance structures similar to a limited partnership requires judgment. Therefore, we analyzed factors that would suggest whether the governance structures were more similar to limited partnerships or corporations:

Factors That Would Indicate That the Company is Similar to a Limited Partnership:

▪	Structured as a legal form LLC

▪	Existence of separate capital accounts

▪	The Andersons, as the Manager, has substantial responsibility/authority in conducting the LLCs activities. The rights provided to The Andersons and Marathon, as the non-managing member,

are participative in nature, notably the supermajority requirement for numerous activities (as discussed more fully below).

▪	The Andersons, in its role as Manager, is compensated for its services.

Factors That Would Indicate That the Company is Similar to a Corporation:

▪
Substantive interests (33% to 55% equity interests) are not typically held by a general partner in a limited partnership. As such, The Andersons’ designation as a “Manager” could reasonably be viewed to reflect the extent of their ownership interest.

▪	The Andersons could become the Manager without holding interest in the Company.

We concluded that each LLC was akin to a partnership governance structure, and therefore, analyzed whether the non-managing member (Marathon) had substantive kick-out rights or participating rights.
Analysis of Substantive Kick-Out Rights pursuant to ASC 810-10-20:

Marathon does not have substantive kick-out rights.

Analysis of Participating Rights:

ASC 810-10-20 defines a “participating right” as:

Participating rights allow the limited partners or noncontrolling shareholders to block or participate in certain significant financial and operating decisions of the limited partnership or corporation that are made in the ordinary course of business. Participating rights do not require the holders of such rights to have the ability to initiate actions.

In evaluating whether The Andersons or Marathon has substantive participating rights that are not proportional to their ownership interests, we noted the following decisions that require supermajority vote pursuant to the operating agreements to determine whether any would be considered “significant financial and operating decisions…that are made in the ordinary course of business.” The following actions are among the most significant financial and operating decisions, not an exhaustive list, which require a supermajority vote (>66%):

a.	Approve the annual budget which includes routine capital expenditures;

b.	Approve additional capital expenditures, other than capital expenditures, specifically provided for in the approved budgets noted in item (a) above;

c.	Renew, approve or execute amendments or restatements to the various service agreements entered into with The Andersons, or enter into any new agreements in replacement of such document with any party;

d.	Make (or enter into any agreement or commitment with respect to the making of) any equity or debt investments;

e.	Incur any debt financing not reflected in approved budgets or prepay refinance, amend, modify, or extend any mortgages or deeds of trust which may affect any asset of the Company;

f.	Appoint or remove key executives of the LLCs, and establish their compensation;

g.	Establish, amend or approve exceptions from, the LLCs’ Risk Management Policy,

including those to be carried out in the LLCs’ behalf pursuant to the Grain Origination, Distillers' Grains Marketing and Consulting Services Agreement or the Ethanol Marketing Agreement;

As noted above, the provisions in the operating agreements provide substantial participating rights to each of the investors such that no one group directs the most significant activities of the legal entity and therefore we concluded that the each of the LLCs is not a VIE but rather a voting interest entity.

c.	The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present:

1.
The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

Company Analysis - In evaluating the three LLC investments, we note that The Andersons owns 39% of TACE and 33% of TAME, which are disproportional to their voting rights and their obligations to absorb the expected losses of the LLCs and their rights to receive the expected residual returns of the LLCs, because The Andersons effectively has 50% of the power over all of the decisions of the entity as the Managing Member. However, as discussed in (2) below, we note that in these instances, The Andersons has disproportionately more (not fewer) voting rights compared to its economics.

With respect to TAAE, we determined that while The Andersons owns 55% of the voting interests, the supermajority rights outlined in the operating agreements effectively limit our voting interest to 50% and thus we believe that this condition is present as our voting rights are not proportional to our economics. Accordingly, we must analyze c.2. below for TAAE.

2.
Substantially all of the legal entity's activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. This provision is necessary to prevent a primary beneficiary from avoiding consolidation of a VIE by organizing the legal entity with non-substantive voting interests. Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor. The term related parties in this paragraph refers to all parties identified in paragraph 810-10-25-43, except for de facto agents under paragraph 810-10-25-43(d).

For purposes of applying this requirement, reporting entities shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the legal entity and not only to its equity investment at risk.

Company analysis: As discussed in (1) above, The Andersons effectively has disproportionately more voting rights than its economics for TACE and TAME; therefore, condition (2) cannot be met for The Andersons or another party as substantially all of the activities are not conducted on behalf of a party with disproportionately few voting rights.
With respect to TAAE, The Andersons does have disproportionately few voting rights with its 55% rights to economics and effective 50% vote. Therefore, we considered whether substantially all of the activities of TAAE are conducted on behalf of The Andersons, the party with disproportionately few voting rights.
TAAE was not designed such that all activities involve or are conducted on behalf of The Andersons, but rather for the benefit of the investors. The Andersons has entered into certain agreements with respect to TAAE’s activities that involve The Andersons, however, ultimately the design is to sell the finished good to third parties on behalf of TAAE. While The Andersons has entered into corn origination agreements with TAAE, they are doing so as an agent for TAAE with the unrelated third-party sellers of the corn and accordingly has reflected these transactions net within The Andersons’ Consolidated Statements of Operations. Additionally, while corn is a key raw material in the production of ethanol, there are several other key inputs including chemicals, enzymes, yeast and denaturant which account for approximately 5% of the inputs that are not supplied by The Andersons.
With respect to the marketing agreement and the related sales of the various outputs of TAAE’s production, while The Andersons legally purchases 100% of the ethanol production, it then sells all of it to third parties on behalf of TAAE, including to Marathon. That is, the ethanol is not produced by TAAE to be used by The Andersons for its purpose, rather, the production is to fulfill the demand of third parties. In addition to the ethanol production purchased by The Andersons, TAAE produces co-products, distiller dried grains (DDGs) and corn oil, which are sold directly to the third parties from TAAE. These co-products, among others, typically represent about 25% of total annual revenues for TAAE.
The Andersons’ ethanol marketing arrangements with TAAE require that any difference between the price for which The Andersons purchases the ethanol from TAAE and the price for which The Andersons sells onto the ultimate third-party consumer of the ethanol is, depending on whether the sales price was higher than the purchase price (or not), either refunded by The Andersons to TAAE or paid by TAAE to The Andersons such that the economics of these arrangements are realized by, or borne by, TAAE’s owners in their respective ownership percentages.
While The Andersons certainly performs significant services for TAAE and on its behalf, we do not believe that TAAE is designed such that substantially all of its activities that involve or are conducted on behalf of The Andersons, an investor that has disproportionately few voting rights.
Controlling Financial Interest Considerations
After concluding that each of the LLCs are voting interest entities, we concluded that The Andersons, as the managing member, does not control the LLCs in accordance with ASC 810-10-15-8A. That is, as discussed above, the other investors in the LLCs have substantive participating rights in all of the relevant decisions of the LLCs.
Further, even if the LLCs were considered VIEs, we do not believe that The Andersons has control through the contracts (e.g., the marketing agreements), because all of the most significant activities of the LLCs (such as the annual operating and capital budgets) require supermajority approval as outlined above. That is, the various contracts execute the plans and strategies implemented by the investors in the LLCs, but do not themselves direct the most significant activities of the LLCs.
Developments Subsequent to December 31, 2018
As disclosed in The Andersons’ third quarter 10-Q filed on November 8, 2019, on October 1, 2019, The Andersons entered into an agreement with Marathon to merge TAAE, TACE, TAME and the Company's wholly-owned The Andersons Denison Ethanol LLC (“TADE”) into a new legal entity named The Andersons Marathon Holdings LLC ("TAMH"). As a result of the merger, The Andersons and Marathon now own 50.1% and 49.9% of the equity in TAMH, respectively. As part of the merger, the governance provisions were amended to, among other things, remove the non-managing member’s rights to substantively participate in the operating and capital decisions of TAMH. That is, many of the provisions noted above that require supermajority vote were removed such that The Andersons acquired a controlling financial interest in the merged entities. As the rights granted to Marathon were deemed to be protective rights, The Andersons determined that consolidation of TAMH was appropriate effective October 1, 2019.
* * * * *

We welcome the opportunity to discuss any questions with respect to our responses to the Staff’s comments. Please direct your questions to the undersigned at (419) 897-6764 or brian_valentine@andersonsinc.com; Naran Burchinow, Vice President, General Counsel and Corporate Secretary at (419) 891-6403 or naran_burchinow@andersonsinc.com; or Michael Hoelter, Corporate Controller and at (419) 897-6715 or mike_hoelter@andersonsinc.com.

Sincerely,

/s/ Brian A. Valentine
Brian A. Valentine
Senior Vice President and Chief Financial Officer